Mail Stop 3561

June 12, 2007

Mr. Jason Weiss
Chief Executive Officer
Aldabra 2 Acquisition Corp.
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

>   **Re: Aldabra 2 Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 21, 2007**
>   **File No. 333-141398**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We note your response to comment two of our letter dated May 16, 2007 and we reissue the comment. You are seeking to register the insider warrants and the common stock underlying those warrants as part of this registration statement. Please explain how you can register securities when there has not been an original sale.

The Offering, page 3

Conversion Rights for Shareholders Voting to Reject a Business Combination, page 9

2.   Please provide a summary of the conversion process in this section.

3.   We note your response to comment five of our letter dated May 16, 2007 and we reissue the comment. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms from other SPACs and add a risk factor. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

4.   We note your response to comment six of our letter dated May 16, 2007. Please disclose here and in the Conversion Rights section on page 40 the information in the response regarding the costs associated with conversion.

Principal Stockholders, page 56

5.   We note your response to comment 12 of our letter dated May 16, 2007 and we reissue the comment. The amended registration statement indicates that you have issued or otherwise transferred founder shares to new individuals not in the initial founders' group. Please provide the legal basis for such transactions without registration when a public offering is ongoing.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Allan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Fax (212) 818-8881